

07006011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BP 3/28

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
210

SEC FILE NUMBER
8-46310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMMIT BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 N. FEDERAL HWY, STE. 310
(No. and Street)

BOCA RATON | FL | 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN C. JACOBS 561-338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS LOVELACE, P.A.
(Name – *if individual, state last, first, middle name*)

1201 S. ORLANDO AVE, STE 400, WINTER PARK, FL 32789-7192
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN C. JACOBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMMIT BROKERAGE SERVICES, INC., as of MARCH 1, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

EXECUTIVE VICE PRESIDENT and CHIEF FINANCIAL OFFICER
Title

Susan M. Camacho
Notary Public


SUSAN M. CAMACHO
Notary Public - State of Florida
My Commission Expires May 22, 2007
Commission # DD218067
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2006

CONTENTS



MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying supplemental information are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the accompanying supplemental information based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental information Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2007

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2006

ASSETS	
Cash and cash equivalents	$ 3,871,982
Deposit held at clearing broker	26,943
Commissions receivable	1,159,928
Other receivables	390,639
Securities owned, at fair value	9,237
Prepaid expenses	334,112
Property and equipment, net	105,307
Goodwill	500,714
Customer list, net	359,816
Total assets	$ 6,758,678
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,017,157
Accrued commissions expense	1,937,840
Total liabilities	2,954,997
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	-
Additional paid-in capital	9,923,584
Unearned stock-based compensation	(484,262)
Accumulated deficit	(5,635,641)
Total stockholder's equity	3,803,681
Total liabilities and stockholder's equity	$ 6,758,678

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Income

For The Year Ended December 31, 2006

Revenues	
Commissions	$ 28,033,115
Interest and dividends	964,129
Other	367,479
	29,364,723
Expenses	
Commissions and clearing costs	22,958,059
Employee compensation and benefits	3,128,663
Occupancy and equipment	471,484
Communications	380,920
Legal and accounting	346,902
Depreciation and amortization	215,617
Other operating expenses	1,236,533
	28,738,178
Other income (expense)	
Other income	79,257
Net income before income taxes	705,082
Provision for income taxes	6,072
Net income	$ 699,730

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

For The Year Ended December 31, 2006

	Common Stock					
	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock-Based Compen-sation	Accumulated Deficit	Total Stock-Holder's Equity
Balances, December 31, 2005	**1**	**$ -**	**$ 9,518,816**	**$ (218,654)**	**$ (6,335,371)**	**$ 2,964,791**
Contribution from parent - options issued			477,258	(477,258)		
Effect of current year earned stock amortization – net			(72,490)	211,650		139,160
Net income					699,730	699,730
Balances, December 31, 2006	**1**	**$ -**	**$ 9,923,584**	**$ (484,262)**	**$ (5,635,641)**	**$ 3,803,681**

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For The Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 699,730
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	35,707
Stock-based compensation and consulting	139,160
Amortization and imputed interest	189,505
Other income	(79,257)
Changes in:	
Deposit held at clearing broker	(1,094)
Commissions receivable	(540,970)
Other receivables	(131,821)
Securities owned	1,317
Prepaid expenses	(41,682)
Accounts payable and accrued expenses	(209,661)
Accrued commissions expense	991,410
Net cash provided by operating activities	1,052,344
Cash flows from investing activities	
Purchase of property and equipment	(75,196)
Net cash used in investing activities	(75,196)
Cash flows from financing activities	
Repayment of debt	(541,625)
Net cash used in financing activities	(541,625)
Net increase in cash and cash equivalents	435,523
Cash and cash equivalents at beginning of year	3,436,459
Cash and cash equivalents at end of year	$ 3,871,982

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") is a National Association of Securities Dealers ("NASD") member broker-dealer offering financial services to clients across the country through its network of approximately 100 independent branch offices as well as its one company-owned office.

CORPORATE REORGANIZATION - On February 26, 2004, the Company's shareholders approved a reorganization whereby Summit Brokerage Services, Inc. became a wholly-owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent") (the "Reorganization"). In connection with the Reorganization, all of the shares and share equivalents of SBS, including all options, warrants and preferred stock, were converted into equivalent shares and share equivalents of SFSG. The post-Reorganization capitalization of SBS consists of a single share of outstanding common stock owned by SFSG.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly-owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business), and Summit Holding Group, Inc. Inter-company transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

DEPOSIT HELD AT CLEARING BROKER - The Company has an interest-bearing reserve deposit with its clearing broker. The clearing broker requires deposits from all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - Based upon past experience and a review of the individual accounts, management believes the commissions receivable as of December 31, 2006 are fully collectible; accordingly, no allowance has been recorded.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value as determined by management. The resulting differences between cost and estimated fair value are included in the Consolidated Statement of Income.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

COMMISSIONS REVENUE AND EXPENSES - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its registered representatives. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representatives based on a formal commission payout schedule maintained with each representative and/or branch licensee.

OTHER INCOME (EXPENSES) - Other income represents the net reduction in the payable amount due to Wachovia Securities Financial Network, Inc. ("Wachovia") in connection with the acquisition of a branch office. (See Note 4.)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist primarily of taxes currently due plus deferred taxes related to net operating losses.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income. (See Note 8.)

STOCK OPTIONS – In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

In April 2005, the Securities and Exchange Commission amended the effective date of SFAS No. 123(R) to the first period of the first fiscal year beginning after June 15, 2005. The Company was required to adopt SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; or (2) a "modified retrospective" method, which includes the requirements of the modified prospective method described above, but also permits entities to restate all prior periods presented based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures. The Company has adopted SFAS No. 123(R) using the modified prospective method.

The Company accounts for stock-based compensation of non-employees using the fair market value method under the provisions of SFAS No. 123(R).

Most often, options are granted for the provision of future services, such as continued employment or, in the case of independent financial advisors, their affiliation with the Company. Consequently, the options typically provide for vesting over a period of years, with a certain percentage of the options vesting each year upon the anniversary date of the grant if the grantee is then still affiliated with the Company. In certain instances, unearned stock compensation is recorded for options issued to either employees or non-employees for services to be rendered in the future. Any unearned stock compensation is generally amortized over the period the underlying options are earned, which is typically the vesting period. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models (including Black-Scholes) do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options. The amortization of earned stock expense related to issuances to employees is included in the accompanying Consolidated Statement of Income under the caption "Employee Compensation and Benefits", while the amortization of earned stock expense related to issuances to non-employees is included under the caption "Other Operating Expenses." (See Note 6.)

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

NEW ACCOUNTING STANDARDS

In February 2006, the FASB issued SFAS No. 155 *"Accounting for Certain Hybrid Financial Instruments,"* which is an amendment of SFAS Nos. 133 and 140. This statement (a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, (b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of SFAS No. 133, (c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, (d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, (e) amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. The Company does not expect that the adoption of SFAS 155 will have a material impact on the Company's financial position, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156 *"Accounting for Servicing of Financial Assets,"* which amends SFAS No. 140. This statement establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This statement amends SFAS No. 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. This statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this statement is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. The Company does not expect that the adoption of SFAS No. 156 will have a material impact on the Company's financial position, results of operations or cash flows.

In July 2006, the FASB issued FIN 48, *"Accounting for Uncertainty in Income Taxes,"* which attempts to set out a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50 percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company was required to adopt FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations or cash flows.

In July 2006, the FASB issued a Staff Position, *"Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leverage Lease Transaction"* (FSP 13-2), which provides guidance regarding changes or projected changes in the timing of cash flows relating to income taxes generated by a leveraged lease transaction. Leveraged leases can provide significant tax benefits principally related to the timing of tax payments to the lessor. Since changes in the timing and/or amount of these tax benefits may have a material effect on the cash flows of a lease transaction, a lessor,

in accordance with FSP 13-2, will be required to perform a recalculation of a leveraged lease when there is a change or projected change in the timing of the realization of tax benefits generated by that lease. The effective date of FSP 13-2 for the Company is January 1, 2007. The Company does not expect that the adoption of FSP 13-2 will have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"* (SFAS 157). This standard defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. In addition, SFAS 157 precludes the use of block discounts and supersedes the guidance in EITF 02-3, which prohibited the recognition of day-1 gains on certain derivative trades when determining the fair value of instruments not traded in an active market. With the adoption of this standard, these changes will be reflected as a cumulative effect adjustment to the opening balance of retained earnings. The standard also requires the Company to reflect its own credit standing when measuring the fair value of debt it has issued that is carried at fair value, including derivatives, prospectively from the date of adoption. SFAS 157 is effective for the Company's fiscal year beginning January 1, 2008, with earlier adoption permitted for the Company's fiscal year beginning January 1, 2007. The Company is currently evaluating the potential impact of adopting this standard.

In September 2006, the FASB issued SFAS No. 158, *"Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans (an amendment of FASB Statements No. 87, 88, 106, and 132R),"* which will require employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements. Under past accounting standards, the funded status of an employer's postretirement benefit plan (i.e., the difference between the plan assets and obligations) was not always completely reported in the balance sheet. Past standards only required an employer to disclose the complete funded status of its plans in the notes to the financial statements. SFAS No. 158 applies to plan sponsors that are public and private companies and nongovernmental not-for-profit organizations. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006, for entities with publicly traded equity securities, and at the end of the fiscal year ending after June 15, 2007, for all other entities. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company does not expect that the adoption of SFAS No. 158 will have a material impact on the financial position, results of operations or cash flows of the Company.

On February 15, 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" (SFAS 159). Under this Standard, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS 133 hedge accounting are not met. SFAS 159 is effective for years beginning after November 15, 2007. Early adoption within 120 days of the beginning of the Company's 2007 fiscal year is permissible, provided the Company has not yet issued interim financial statements for 2007 and has adopted SFAS 157. The Company is currently evaluating the potential impact of adopting this standard.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management include the determination

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled, the valuation of intangible assets and stock-based compensation. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain amounts from the prior year have been reclassified to conform to the current-year presentation. These reclassifications had no impact on the reported net loss from 2005.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2006:

Computer systems and software	$ 142,234
Equipment and furniture	35,570
Leasehold improvements	7,231
Total	185,035
Less: accumulated depreciation	(79,728)
Total property and equipment, net	$ 105,307

Depreciation expense was $35,707 for the year ended December 31, 2006.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2006:

Accounts payable	$ 435,787
Accrued expenses and other accrued liabilities	398,611
Accrued wages and other	182,759
	$ 1,017,157

NOTE 4 - GOODWILL AND CUSTOMER LIST

On January 2, 2003, the Company acquired, in an asset purchase agreement, a branch office from Wachovia (the "Branch"). The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price is being paid by SBS in periodic payments over the four-year period commencing January 2003. The continuous employment of all of the representatives was not guaranteed; however, for certain representatives who did not maintain employment with the Company through the period ending January 2, 2005, a pro-rata adjustment was made to the purchase price.

Based upon management's estimates, the original purchase price, including transaction costs, has been allocated as follows: Customer list - $1,142,000; Goodwill - $532,000; Equipment - $6,000; imputed interest - $176,000. Customer list is being amortized over its estimated beneficial life of six years. Amortization of customer list for the year ended December 31, 2006 was approximately $180,000. Imputed interest is presented as a discount on the note payable and is being amortized over the life of the loan, at 5.25%, using the effective-interest method. Amortization of imputed interest for the year ended December 31, 2006 was approximately $9,600. As of December 31, 2006, SBS had satisfied in full its obligation to Wachovia with respect to the purchase price of the Branch.

NOTE 4 - GOODWILL AND CUSTOMER LIST *(Continued)*

Future amortization of customer list is as follows:

Year Ending December 31,	Amount
2007	$ 180,000
2008	$ 180,000

In accordance with FAS No. 142, *"Goodwill and Other Intangible Assets,"* the customer list and goodwill are reviewed for impairment, with the Company recording such adjustments, if any, that are deemed appropriate. No such impairment expense was recorded in 2006.

NOTE 5 - COMMON STOCK

As a result of the Reorganization, during 2004 SFSG cancelled all of the outstanding shares of common stock and other equity instruments in SBS. The capital structure of SBS is currently comprised of a single share of common stock, which share was issued to the Parent upon the Reorganization.

NOTE 6 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS on behalf of SBS) in accordance with FAS No. 123 and FAS No. 123(R). In connection therewith, the Company records, upon the issuance of each option, Unearned Stock-Based Compensation in an amount equal to the number of shares covered by the option multiplied by the fair value per option. The amount recorded as Unearned Stock-Based Compensation is then amortized over the vesting period of the option. Consequently, the total expense recognized in the current period represents the amortized portion of the fair value of all options issued. Subsequent to the Reorganization, however, the Company has not issued any options. Rather, all options required to be issued to employees and non-employees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize under FAS No. 123 or FAS No. 123(R) related to these issuances is recorded by the Company. Where the charge is related to options issued to employees, the expense is included within the caption entitled Employee Compensation and Benefits in the accompanying Consolidated Statement of Income. Where the charge is related to options issued to non-employees, the expense is included within the same statements within the caption entitled Other Operating Expense.

In connection with the Reorganization, all of the outstanding options and warrants to acquire shares in SBS were cancelled, with the option holders being issued options and warrants to acquire equivalent shares in SFSG; accordingly, subsequent to the date of the Reorganization, the Company has no outstanding options or warrants.

During 2006, SFSG, of behalf of the Company, issued, in the aggregate, options to non-employees entitling the holders thereof to purchase up to 994,458 shares with a fair market value of approximately $114,000. As a result of these issuances, as well as issuances prior to 2006, the Company recognized an expense equal to $111,208. During 2006, SFSG issued, on behalf of the Company, options to employees entitling the holders thereof to purchase up to 1,620,515 shares, which issuances were recorded at their fair market value of approximately $363,000. For the year ended December 31, 2006, the Company recognized an expense equal $56,332 related to the amortization of unearned stock-based compensation to employees. During 2006, the Company extended the term of certain of its outstanding warrants by a period of two years, resulting in an additional expense of $10,635 related to those warrants held by non-employees and $25,660 related to those warrants held by employees.

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

Certain non-employees and employees discontinued providing services or employment with the Company for which unearned compensation was being expensed. The Company's (and SFSG's) policy states that, in general, upon disengagement with the Company, all vested options must be exercised within 90 days or the options become forfeited. If the options are forfeited for which expense has been previously recorded, the Company recaptures the expense in the current period. For the year ended December 31, 2006, options covering 205,047 shares were forfeited and $8,000 of amortization expense was recaptured for non-employees. For the year ended December 31, 2006, options covering 270,064 shares were forfeited and $56,675 of amortization expense was recaptured for employees.

Stock option activity during 2006 was as follows (which represents options issued by SFSG for employees and non-employees of the Company):

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2005	12,928,029	$ 0.35
Granted	2,614,973	$ 0.39
Forfeited	(475,111)	$ 0.48
Outstanding at December 31, 2006	15,067,891	$ 0.36

As of December 31, 2006, there were currently exercisable options outstanding allowing the holders thereof to purchase approximately 11.5 million shares of common stock at a weighted average exercise price of approximately $.35 per share. The exercise prices for outstanding, as well as currently exercisable, options range from $.10 to $2.50.

During 2003, the Company issued warrants entitling the holders thereof to acquire up to 1,478,000 shares of common stock at a price of $.30 per share. These warrants are exercisable for a period of five years and have expiration dates ranging from March 18, 2008 to April 11, 2008. In connection with the Reorganization, these warrants were cancelled and reissued by SFSG. During 2006, the Company agreed to extend the term of the warrants by two years, with expiration dates now ranging from March 18, 2010 to April 11, 2010.

For purposes of valuing options in accordance with FAS No. 123 and FAS No. 123(R), the Company (and SFSG subsequent to the Reorganization) use the Black-Scholes option pricing model. For the year ended December 31, 2006, the following assumptions have been utilized:

	2006
Expected life (in years)	1.0 – 10.0
Risk-free interest rate	6.0%
Volatility	37%
Dividend yield	0.0%

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently leases office space under four operating leases. Under these leases, the Company occupies approximately 14,200 square feet of office space in five suites within the same building in Boca Raton, Florida. On June 25, 2003, the Company entered into two of these long-term leases for spaces

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

totaling approximately 6,300 square feet of space. These leases, which both commenced on February 1, 2004 and expire on January 31, 2009. On May 1, 2006, the Company entered into another long-term lease for approximately 600 square feet, which lease expires on January 31, 2009. These leases provide for monthly base rent totaling $10,667, plus the Company's pro-rata share of common area expenses.

On March 22, 2005, the Company entered into an additional long-term lease for spaces totaling approximately 7,400 square feet of space. The lease, which commenced on February 1, 2005 and expires on January 31, 2010, provides for monthly base rent in the amount of $12,925, plus the Company's pro-rata share of common area expenses as well as management fees. The lease allows for a remodeling allowance of $38,850, which has been applied as a credit to reduce rent payments made during the first six months of the lease's effective period. This credit is being amortized over the term of the lease as a reduction to the amount of rent expense accrued.

The Company also leases certain equipment under an operating lease, which lease provides for minimum monthly payments of approximately $1,600 through June 2008.

The approximate minimum rent payments due under the Company's five operating leases (based only on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2007	$ 309,000
2008	$ 307,000
2009	$ 178,000
2010	$ 14,000
2011	$ -
Thereafter	$ -

Total rent expense, including month-to-month leases for the year ending December 31, 2006 was approximately $446,000.

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and as such is subject to the continual scrutiny of those who regulate its industry, including the NASD, the United States Securities and Exchange Commission and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines. In December 2006, the Company entered into a Letter of Acceptance, Waiver and Consent ("AWC") with the NASD whereby the Company neither admitted nor denied certain allegations by the NASD and consented to a censure and the payment of a $25,000 fine. The terms of the AWC should not have an adverse effect on the Company's ability to execute its business strategy.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Natural Disasters

The Company's operations are located in an area that has been, and will potentially be, affected by tropical storms. In prior years, some portion of the Company's operations were impacted by such storms. Although the Company maintains business interruption insurance, and has filed claims related to storms in prior years, there can be no assurance that, in the future, the amount of such proceeds will be sufficient to offset any losses incurred. The Company does not reserve any amounts for such contingencies.

Other

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2006, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 8 - INCOME TAXES

Due to the net operating losses and valuation allowance, there was no provision for either federal or state income taxes for the year ended December 31, 2006, other than an accrual of approximately $6,000 related to the alternative minimum tax.

Deferred tax assets and their approximate tax effect totaled $1,525,000 at December 31, 2006. The significant components of the deferred tax assets were comprised of the following:

	Amount
Net operating losses	$ 862,000
Amortization of stock-based compensation	381,000
Allowances and other items	282,000
	$ 1,525,000

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset.

The valuation allowance increased by approximately $568,000 for the year ended December 31, 2006.

The Company has net operating loss carryforwards of approximately $2.2 million for federal and state income tax purposes. These loss carryforwards expire in various years through 2023. The utilization of the Company's net operating loss carryforwards may be severely limited under Sec. 382 of the Internal Revenue Code in the event that a change of ownership has occurred. SBS is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis.

NOTE 8 - INCOME TAXES *(Continued)*

The Company's effective tax rate differs from the statutory federal income tax rate due to the following:

	December 31, 2006
Tax at statutory rate	34%
Increase (decrease) resulting from:	
Effect of state income tax	3%
Effect of non-deductible expenses	4%
Effect of utilization of operating loss carryforward	(-41%)
Effective tax rate	-

NOTE 9 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 10 - RELATED-PARTY TRANSACTIONS

During 2006, the Company paid legal fees, dividends and certain other costs on behalf of SFSG in the amount of $109,000. During 2006, the Company received from SFSG a capital contribution of $139,160 in the form of contributed equity in SFSG, which amount represents the earned portion of those options issued by SFSG for the benefit of persons associated with the Company.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain at least $250,000 in net capital. The rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under SEC Rule 15c-3-1.

At December 31, 2006, the Company had net capital of approximately $2.0 million and the Company's aggregate indebtedness to net capital ratio was 1.5 to 1 as computed under SEC Rule 15c-3-1.

Supplemental Information

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

<u>Net Capital</u>	
Total consolidated stockholder's equity	$ 3,803,681
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	(132,560)
Other receivables	(390,639)
Prepaid expenses	(334,112)
Property and equipment, net	(105,307)
Goodwill and customer list, net	(860,530)
Net capital prior to haircuts	1,980,533
Haircuts	(1,941)
Net capital	$ 1,978,592
<u>Aggregate Indebtedness</u>	
Items included in consolidated statement of financial condition	
Accrued payable and accrued expenses	$ 1,017,157
Accrued commissions expense	1,937,840
Due to brokers / dealers	6,801
Total aggregate indebtedness	$ 2,961,798
<u>Computation of Basic Net Capital Requirement</u>	
Minimum net capital required	$ 250,000
Excess net capital at 1,500 percent	$ 1,781,139
Excess net capital at 1,000 percent	$ 1,682,412
Ratio: Aggregate indebtedness to net capital	1.50 to 1

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I (continued)

Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
As of December 31, 2006

Reconciliation with the Company's net capital requirement computation (included in Part II of Form X-17A-5 as of December 31, 2006):

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$	2,001,564
Audit adjustments and reclassifications:		
Increase in accounts payable and accrued expenses		(22,956)
Increase in haircuts		(16)
Net audit adjustment		(22,972)
Net capital, as adjusted	$	1,978,592



MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries, for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2007

END